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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2003

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   November 30, 2003

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106	TSX.V:RSM
Listed: Standard & Poors	OTCBB:RYSMF

    PROPOSED DEVELOPMENT PROGRAM FOR PINON-RAILROAD PROJECT ELKO COUNTY, NEVADA

for immediate release

SPARKS, NEVADA, November 24, 2003, Royal Standard Minerals Inc.

The Company is currently acquiring the necessary data that will be utilized to prepare for the filing of a water pollution control and reclamation bond (mining) permit application with the required Federal and State agencies in the State of Nevada.  This information will also be employed toward the completion of a mine feasibility study for its Pinon-Railroad proposed oxide open pit gold-silver development projects.

 The acquisition of the necessary data involves the collection and analysis of  metallurgical samples for column leach testing is currently in progress by Kappis Cassiday & Associates (“KCA”) in Reno, Nevada.   These data will be utilized to design the surface facilities that will process the mine run material and will include the necessary data to indicate the best gold-silver recovery at the lowest cost on a per ton basis for a proposed heap leach operation.   The mined material would be processed through a conventional heap leach and carbon column plant recently designed for this project by KCA to process up to 5,000 tons per day with the heap leach containment planned for 10 million tons.  The initial daily production level is expected to be on the order of 3,000 tons per day.

 Metallurgical results are being completed by KCA for the Pinion Main Zone. According to KCA the initial gold recovery from the active column leach lab tests on -1/4 inch crush indicate 62% after 14 days and are anticipated to reach 70-75% for simulating the gold recovery from the heap and 60-70% for silver recovery. The improved recovery over the previously estimated 62% recovery for gold at a coarser crush size, combined with the higher density measurements from the mineralization and potential to expand the deposit size with the planned extension drilling has certainly moved the project closer toward a positive production decision.

 RSM is evaluating the potential for initial production from the surface (outcrop) measured resource of 1-1.5 million tons of higher-grade mineralization containing an estimated 0.06 opt gold grade from the Pinon deposit and slightly higher grade measured resource from the Railroad deposit containing 1.5 million tons of 0.05 opt during the first 2 to 3 years.  This preliminary plan, if feasible, could involve the mining of an initial measured resource of 6.2 million tons of near surface gold-silver bearing oxide mineralized material at an average grade of 0.043 opt gold with a silver credit at an 0.01 opt gold cutoff grade, as indicated in an independent resource report filed on SEDAR and EDGAR by Qualified Person, Steininger, 2003.  Continued drilling of possible extensions to these deposits is expected to add additional potentially mineable resources.

 A preliminary pit was designed for the Pinion Main Zone and North Pod Area based on a 0.01 opt gold grade cutoff. Adjustments to this design will be required after the extension areas are drilled, metallurgy studies are finalized and optimization of the economics is completed. Cross sections are being digitized and the geological grade boundaries have been entered into the 3D model for planning a pit at the Railroad deposit. The additional East Jasperoid Deposit is an adjacent surface oxide satellite deposit that will also be incorporated with the Railroad Mine Plan. The current plan is to process all of the deposits at the one processing facility closer to the Pinion Main Resource.

 According to Roland Larsen, President and CEO, “much of this project has been under RSM’s control since the mid 1990’s. Due to a change in the Company’s ownership position of the underlying interests and the acquisition of additional potentially mineable resources increased the possibility for a viable development project that could be additive to the Company’s promising fully permitted Gold Wedge underground project.  The preliminary data collected so far indicates that this project has the potential to achieve economic gold recoveries through conventional grinding and heap leach.  We are optimistic that the data will continue to indicate that the project has the potential to go into production.  The environmental permit process will be carried out in conjunction with the other aspects of the program in an effort to include this project as the second full mine permitted project the Company has in Nevada.”

   The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132 Visit our website at Royal-Standard.com